SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

MINISTÉRIO DE MINAS E ENERGIA

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Companhia aberta)

CNPJ. nº 00001180/0001-26

ANNOUNCEMENT OF MEETING

158th General Extraordinary Shareholders Meeting

Eletrobras’ shareholders are invited to meet, at the Company’s main office, in Brasília, Commercial Sector North, Block 04, Block "B", nº. 100, Sala 203 do Centro Empresarial VARIG Building – Brasília – DF, on September 1st, 2011 at 3:00 p.m., for a General Ordinary Shareholders Meeting to discuss the following topics:

I. Approval of amendments to the Bylaws of the Company, to:

1. Amend § 1 of Article 3, to include paragraphs 2 and 3 with the consequent renumbering of paragraphs 4, 5, 6 and 7, respectively, for adaptation to Law No. 11.651, of 04.07.2008;

2. Amend Item I, inclusion of Item V, renumbering of paragraph one and the inclusion of paragraphs 2nd and 3rd of Article 17th and inclusion of Clause IX of Article 34 to establish the participation of the employees' representative on the Board of Directors, pursuant Law No. 12.353, of 12.29.2010;

3.Changing the sole paragraph of Article 31st, to adapt to Law No. 12.385, of 03.03.2011;

4.Amendment of Article 16, to adapt to Law No. 12.431, of 06.27.2011

5. Change and / or include principles of Good Corporate Governance, in compliance with the Corporate Sustainability Index - ISE / BOVESPA and adjustments in the following Chapters:

•       Chapter II

 Article 5th, VIII.

•       Chapter III

Article 7th, II, inclusion of items "a", "b", "c", "d" and "e".

•       Chapter IV

Article 16th, paragraph 3rd; e

Article 17th, II and IV and, paragraph 1st.

•       Chapter V

Article 22nd, paragraphs 1st e 2nd;

Article 23rd, III and sole paragraph; and

Article 25th, III, XV, XXIII, XXV, paragraph 1st and wages of 2nd.

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

•       Chapter VI

Article 32nd, paragraph 1st; and

Article 33rd, XI.

•       Chapter VII

Article 34th, VI, VII e VIII.

•       Chapter XII

Article 58th and sole paragraph;

Article 59th and sole paragraph; and

Article 60th.

II. Approve the election of the Board of Directors, in accordance with Article 150 of the Corporations Law, 6404/76, and Article 28 of the Bylaws.

The shareholder or his legal representative, to assure admission to the Assembly (article 5, caput, of CVM Instruction No. 481 of 17.12.2009), shall submit the following documents:

▪  Official identity document with photo

▪  Certified copy of current bylaws, in case of legal entities;

▪  Original or certified copy of attorney granted by the shareholder, and

▪  Original copy of the extract equity position provided by the depositary or the custodian, identifying the condition of shareholder.

The delivery of such documents shall be made by Sept. 7th 2011, at the Department of Administration Capital - DFS Management Division of the Shareholder Rights - DFSA, on Avenida Presidente Vargas, no. 409-9th floor, in the city of Rio de Janeiro, RJ, from 8am to 12pm and from 2 p.m. to 5 p.m..

All documentation pertaining to the subject matters to be discussed at the EGM may be found at  the Department of Administration Capital - DFS Management Division of the Shareholder Rights - DFSA, on Avenida Presidente Vargas, no. 409-9th floor in the city of Rio de Janeiro, RJ, and pages of the Company (http:// www.eletrobras.com.br/ri) and the Securities and Exchange Commission - CVM (http:// www.cvm.gov.br) pursuant to Article 135, § 3 of Law 6404/76 and Article 11th of CVM Instruction 481, issued on 12/17/2009.

Brasília, August 19th, 2011.

MÁRCIO PEREIRA ZIMMERMANN

Board of Directors Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 25, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.